SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 18, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland hppt://www.novartis.com

- Investor Relations Release -

Novartis making significant progress in creating new strategic growth platform in human vaccines, names site for new division headquarters

•                  Cambridge, Massachusetts, named as new site for Vaccines and Diagnostics division global headquarters, expands local presence beyond pharmaceuticals research

•                  More than 30 million seasonal influenza vaccines to be shipped to the US for the current 2006/2007 season

•                  Major investments being made to offer novel influenza vaccines, build a latest-technology production site and prepare for potential pandemic

Basel, December 14, 2006 – Novartis has made significant progress in creating a new strategic growth platform in human vaccines, announcing today the division’s new global headquarters location in Cambridge, Massachusetts, and that more than 30 million doses of flu vaccines will be shipped to the US for the current influenza season.

The new Novartis Vaccines and Diagnostics site will have approximately 250 associates in positions such as research, development, marketing, human resources, IT, finance and general management. The new site is planned to be fully staffed by the second half of 2007 and will be located near the Cambridge-based Novartis Institutes for BioMedical Research (NIBR), the global pharmaceuticals research headquarters for Novartis.

“This decision reflects the status of the US as an important growth market and one where we are making major investments,” said Jörg Reinhardt, CEO of the Vaccines and Diagnostics division. “Centralizing our global operations in Cambridge will also allow us to capitalize on the city’s vibrant biotechnology environment, the excellent talent pool as well as foster greater collaboration within Novartis.”

The majority of the division’s leadership team will be based in Cambridge. Some associates will be offered opportunities to relocate from existing sites in Emeryville, California; Philadelphia, Pennsylvania; and Oxford, England, while new associates will also be recruited from the Cambridge area.

Novartis also remains committed to its Emeryville, California, site as a core West Coast center. The global diagnostics business, which is a leading supplier of blood testing equipment, will continue to be based in Emeryville. In addition, Emeryville will remain an important research center for the NIBR organization.

Major commitment to improving vaccines supply, both in the US and worldwide

Novartis has made significant progress in restructuring the vaccines business, creating greater reliability and increased supply of influenza vaccines. Efforts are underway to create a global network of vaccine manufacturing sites as well as implementing Novartis quality standards.

Influenza, commonly called “the flu,” is caused by viruses that infect the respiratory tract. Some people develop serious and potentially life-threatening medical complications, such as pneumonia. In an average year, influenza is associated with about 20,000 deaths in the US and many more hospitalizations.

Novartis, the second-largest supplier of flu vaccines in the US, expects to complete shipments of more than 30 million influenza vaccines for the current seasonal flu period.

A series of investments and projects further underscore the Group’s commitment to improving the reliability and flexibility of influenza products as well as production capacity, particularly in order to respond to a potential pandemic influenza outbreak.

Novartis is seeking to become the first to commercially produce and market flu cell culture-based vaccines for influenza. The European submission was completed in late 2006, while US clinical trials are ongoing.

Cell culture-based influenza vaccines promise many advantages over egg-based production, including greater reliability and reduced production time. A cell culture-based influenza vaccine manufacturing plant is planned to be built in Holly Springs, North Carolina, with construction set to begin in 2007.

In addition to production capacity, Novartis is also making investments in the development of vaccines for use in the event of a pandemic influenza outbreak. An adjuvanted H5N1 pre-pandemic vaccine was submitted in the second half of 2006 for European approval to help boost the immune system’s ability to defend against infections from an H5N1 strain.

Novartis expanding its presence in Cambridge

The new Vaccines and Diagnostics headquarters site will further strengthen the presence of Novartis in the Cambridge area, initiated through the creation of NIBR in 2002 as the global headquarters site for pharmaceuticals research with 1,300 associates.

Initially, approximately 50,000 square feet of office and laboratory space will be used for the new division headquarters, bringing the presence of Novartis in Cambridge to close to one million square feet of commercial space.

Disclaimer

This release contains certain forward-looking statements, relating to the Novartis Group’s business, which can be identified by the use of forward-looking terminology such as “to be shipped”, “will”, “planned”, “expects”, “commitment”, “seeking to become”, “promise”, “set to begin”, or similar expressions, or by express or implied discussions regarding potential marketing approvals of new products, or potential future sales of existing or potential new products. Such statements reflect current views with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that any new vaccine candidates will be approved for sale in any market or that any existing or new vaccine products they will reach any particular sales levels. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analysis of existing clinical data or new clinical data; competition in general; increased government, industry, and general public pricing pressures; the ability of Novartis to obtain or maintain patent or other proprietary intellectual property protection; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis Vaccines and Diagnostics is a new division of Novartis focused on the development of preventive treatments and tools and was formed following the recent acquisition of Chiron Corporation. The division has two businesses: Novartis Vaccines and Chiron. Novartis Vaccines is the world’s fifth-largest vaccines manufacturer and second-largest supplier of flu vaccines in the US. The division’s products also include meningococcal, pediatric and travel vaccines. Chiron, the blood testing and molecular diagnostics business, is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world’s blood supply.

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408

john.gilardi@novartis.com

Eric Althoff

Novartis Vaccines and Diagnostics Global Communications

+1 510 923 6500

+1 510 387 7604 (US)

+41 79 593 4202 (Europe)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com or nvd.communications@novartis.com

Investor Relations

International
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Richard Jarvis	+41 61 324 4353
Silke Zentner	+41 61 324 8612

North America
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

Media materials

Please visit www.thenewsmarket.com/novartisvaccines for video and images related to the Novartis vaccines business. Journalists may register and download print-quality images and broadcast-standard video from this site at no charge.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 18, 2006	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting